SEC File No. 82-34751

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Elementis PLC |
| **TIDM** | ELM |
| **Headline** | Holding(s) in Company |
| **Released** | 10:27 20-Jan-09 |
| **Number** | HUG1283467 |

Holding(s) in Company



Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

Disclosure of holdings following the acquisition, by Lloyds Banking Group, of HBOS plc. This notification supersedes any notifications previously issued by Lloyds TSB Group plc and/or HBOS plc.

3. Full name of person(s) subject to the notification obligation:

Lloyds Banking Group plc

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

16 January 2009

6. Date on which issuer notified:

19 January 2009

7. Threshold(s) that is/are crossed or reached:

Direct/indirect 8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

2/18

Ord 5p GB0002418548

Situation previous to the triggering transaction

Number of shares 31,347,264

Number of Voting Rights 31,347,264

Resulting situation after the triggering transaction

Number of shares Direct 705,007

Number of voting rights Direct 705,007

Number of voting rights Indirect 35,977,452

% of voting rights Direct 0.157%
% of voting rights Indirect 8.031%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument N/A

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 36,682,459

% of voting rights 8.189%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

29,515,708 Shares (6.589%) are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Interests).

6,659,553 shares (1.487%) are under the control of Insight Investment Management (Global) Limited, a wholly owned subsidiary of Insight Investment Management Limited, a wholly owned subsidiary of HBOS Insurance & Investment Group Limited, a wholly owned subsidiary of HBOS plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Interests).

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Notification using the total voting rights figure of 447,960,784

14. Contact name: Kenny Melville

15. Contact telephone number: 0131 243 8671

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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SEC File No. 82-34751

## Regulatory Announcement

**Go to market news section**

RECEIVED

2009 FEB 18 P 12:

| | |
|---|---|
| **Company** | Elementis PLC |
| **TIDM** | ELM |
| **Headline** | Holding(s) in Company |
| **Released** | 13:56 05-Feb-09 |
| **Number** | HUG1287884 |

Holding(s) in Company

| TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES | |
|---|---|
| 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: | El |
| 2 Reason for the notification (please tick the appropriate box or boxes): | |
| An acquisition or disposal of voting rights | |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issues to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |
| 3. Full name of person(s) subject to the notification obligation: | Lloyds Bankin |
| 4. Full name of shareholder(s) (if different from 3.): | Se |
| 5. Date of the transaction and date on which the threshold is crossed or reached: | 3 Fe |
| 6. Date on which issuer notified: | 5 Fe |
| 7. Threshold(s) that is/are crossed or reached: | Decrease to below 8% Dire |
| 8. Notified details: | |
| | |
| | |

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering | | | |
|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of vo |
| | | | Direct | Direct | Indirect | Direct |
| Ord 5p<br>GB0002418548 | 36,682,459 | 36,682,459 | 705,008 | 705,008 | 34,747,522 | 0.16% |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % o rig |
|---|---|---|---|---|
| N/A | | | | |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 35,432,530 | 7.91% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

28,237,738 Shares (6.30%) are held by State Street Nominees Ltd. Shares are under t control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a whol owned subsidiary of Lloyds Banking Group plc (Indirect Interests).

6,659,553 shares (1.49%) are under the control of Insight Investment Management (Gl Limited, a wholly owned subsidiary of Insight Investment Management Limited, a whol owned subsidiary of HBOS Insurance & Investment Group Limited, a wholly owned subsi of HBOS plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Intere

Proxy Voting:

| | |
|---|---|
| 10. Name of the proxy holder: | |
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |
| | |
| | |
| 13. Additional information: | Notification using the total vo |
| 14. Contact name: | Ken |
| 15. Contact telephone number: | 01 |

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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## Regulatory Announcement

Go to market news section

RECEIVED
2009 FEB 18 P 12:13

| | |
|---|---|
| **Company** | Elementis PLC |
| **TIDM** | ELM |
| **Headline** | Holding(s) in Company |
| **Released** | 12:27 28-Jan-09 |
| **Number** | HUG1285501 |

Holding(s) in Company

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

JPMorgan Chase & Co

4. Full name of shareholder(s) (if different from 3):

JPMorgan Asset Management (UK) Limited
J.P.Morgan International Bank Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

27 January 2009

6. Date on which issuer notified:

28 January 2009

7. Threshold(s) that is/are crossed or reached:

5% downwards

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the triggering transaction

Number of shares 22,563,145

Number of Voting Rights 22,563,145

Resulting situation after the triggering transaction

Number of shares Direct 22,035,867

Number of voting rights Direct

Number of voting rights Indirect 22,035,867

% of voting rights Direct
% of voting rights Indirect 4.92%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument N/A

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 22,035,867

% of voting rights 4.92%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Chase & Co: 22,035,867 (4.92%)
JPMorgan Asset Management (UK) Limited: 21,947,805 (4.90%)
J.P.Morgan International Bank Limited: 88,062 (0.02%)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Please note the group

has other holdings which are covered by exemptions.

14. Contact name: Jay Supaya

15. Contact telephone number: 020 7325 4513

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

Close



END